Exhibit 99.4

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, Sebastian Tang, Chief Financial Officer of Amarc Resources Ltd., certify the following:

1.
Review: I have reviewed the interim financial report and interim MD&A, (together, the "interim filings") of Amarc Resources Ltd. (the "issuer") for the interim period ended June 30, 2021.

2.
No misrepresentations: Based on my knowledg e, having exercised reasonable dilig ence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:
August 27, 2021

Sebastian Tang

Chief Financial Officer